FORM OF TRANSMITTAL LETTER

Rule 12g3 2(b) File No. 82-34800

October 13, 2004

04045461

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: File No. 82-34800/Jupiter Telecommunications Co., Ltd. Submission of Information Required Under Rule 12g3 -2(b) of the Securities Exchange Act of 1934, as amended.

Dear Sir/Madame:

On behalf of Jupiter Telecommunications Co., Ltd. (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find the copy of the following press release in English:

1. J-COM BROADBAND TO OFFER CABLE'S FIRST CS HIGH DEFINITION PROGRAMMING - Starting in November, J-COM Will Begin Offering Star Channel in High Definition

2. JUPITER TELECOMMUNICATIONS ANNOUNCES THIRD QUARTER 2004 FIGURES - J-COM's Subscribing Households Have Increased by 8.6 Percent

This letter, together with the enclosures, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 10/18

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: +81-3-6765-8150, fax: +81-3-6765-8094).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid air mail envelope and label.

Very truly yours,

Koji Kobayashi
Vice President
Treasury Department

J:COM Broadband
Great things...done simply.

October 13, 2004
FOR IMMEDIATE RELEASE
For more information contact:
October Strategies, Inc., 303-627-4545 or 303-471-4511

JUPITER TELECOMMUNICATIONS ANNOUNCES THIRD QUARTER 2004 FIGURES

J-COM's Subscribing Households Have Increased by 8.6 Percent,

Tokyo, JAPAN – Jupiter Telecommunications Co., Ltd. (J-COM), the largest broadband and cable service provider in Japan based on the number of customers served, today released its subscribing household figures for the third quarter of 2004. J-COM owns and/or operates 19 local cable companies throughout Japan (serving customers in 30 systems), utilizing advanced broadband network technology to bring television, Internet and telephone services in our service areas. J-COM's subscribing households, the number of households subscribing to at least one J-COM service through its broadband system network, increased by 147,300 year-over-year to 1,870,000 as of September 30, 2004, an increase of 8.6 percent since September 30, 2003.

The total number of households subscribing to J-COM TV increased to 1,597,700 households (of which 166,800 households subscribed to digital services), an increase of 91,500 households (6.1% increase) compared to the same period last year. J-COM Net subscribers increased to 730,300 households, an increase of 133,200 households (22.3% increase), and J-COM Phone subscribers increased to 718,600 households, an increase of 222,400 households (44.8% increase) during the same period.

Between July 1, 2004 and September 30, 2004, the number of households subscribing to J-COM TV increased by 19,700. The number of households subscribing to J-COM Net increased by 29,400, and the number of households subscribing to J-COM Phone increased by 59,400 during the same period of time.

Numbers are in thousands (000s), rounded to the nearest hundred:

	Number of Households Subscribing to			**Number of Households Subscribing to at Least 1 J-COM Broadband Service**
	J-COM TV	J-COM Net	J-COM Phone	
As of September 30, 2004	1,597.7	730.3	718.6	1,870.0
As of September 30, 2003	1,506.2	597.1	496.2	1,722.7
Number of Increase	91.5	133.2	222.4	147.3
Percent Increase	6.1%	22.3%	44.8%	8.6%

Demonstrating the effectiveness of J-COM's bundled services approach, the average number of J-COM

services subscribed to by each subscribing household increased to 1.63 as of September 30, 2004, up from 1.51 as of September 30, 2003.

Based in Tokyo, J-COM provides broadband services through 19 managed franchises, including cable television services (J-COM TV), high-speed cable Internet access services (J-COM Net) and telephony services (J-COM Phone) where available. These services are provided through J-COM's advanced fiber and cable network, which carries information, content and services directly to homes throughout Japan.

Established in 1995, Jupiter Telecommunications Co., Ltd. (J-COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving 1,870,000 subscribing households (as of September 30, 2004) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J-COM is the corporate entity that provides cable television, high-speed Internet access and telephony services to customers across Japan through 19 managed franchises operating at the local level. J-COM's principal shareholders are Liberty Media Corporation, Sumitomo Corporation, Microsoft Corporation, Mitsui & Co., Ltd., and Matsushita Electric Industrial Co., Ltd. (as of September 30, 2004). For more information, visit J-COM's website at http://www.jcom.co.jp/corporate/english.html

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J-COM Broadband
Great things...done simply.

October 12, 2004

FOR IMMEDIATE RELEASE

For more information contact:
October Strategies, Inc., 303-627-4545 or 303-471-4511

J-COM BROADBAND TO OFFER CABLE'S FIRST CS HIGH DEFINITION PROGRAMMING

Starting in November, J-COM Will Begin Offering Star Channel in High Definition

Tokyo, JAPAN – Jupiter Telecommunications Co., Ltd. (J-COM Broadband), the largest broadband and cable service provider in Japan based on the number of customers served, today announced its plans to launch Star Channel's high definition movie service called "Star Channel Hi-Vision" (abbr.: "Star Channel HV) beginning in November 2004. Service will initially be offered in the Kanto and Sapporo regions on November 1, 2004, with Kansai and Kyushu beginning the service on December 1, 2004.

As the first CS high-definition broadcast in the Japanese cable industry, J-COM will continue its packaged approach by offering the "Star Hi-Vision Multiplex," which includes Star Channel BS and Star Channel Classic along with Star Channel HV. All three movie services will be available for 1,570 yen (not including tax).

To commemorate the launch and to promote the value of J-COM's digital services, J-COM will be offering a "one month free" campaign for the entire Star Hi-Vision Multiplex. J-COM customers will be able to enjoy all three services noted above for no additional fees from the time of subscription through the end of the next full calendar month.

With J-COM's available digital service, customers have access to over 100 channels including terrestrial digital broadcasting (available through J-COM even in areas that are outside of the broadcaster's geographic reach), BS digital broadcasting and CS digital broadcasting services using only a single set-top device and single remote control. Interactive services such as pay-per-view and an electronic programming guide are also available.

Based in Tokyo, J-COM Broadband provides broadband services through 20 managed franchises, including cable television services (J-COM TV), high-speed cable Internet access services (J-COM Net) and telephony services (J-COM Phone) where available. These services are provided through J-COM Broadband's advanced fiber and cable network, which carries information, content and services directly to homes throughout Japan.

Established in 1995, Jupiter Telecommunications Co., Ltd. (J-COM Broadband) is Japan's largest multiple system operator based on the number of subscribing customers, serving 1,838,800 subscribing households (as of June 30, 2004) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J-COM Broadband is the corporate entity that provides cable television, high-speed Internet access and telephony services to customers across Japan through 20 managed franchises operating at the local level. The number of serviceable households "homes passed" in J-COM franchises in Hokkaido, Kanto, Kansai and Kyushu is approximately 6.9 million (as of June 30, 2004). J-COM's principal shareholders are Liberty Media Corporation, Sumitomo Corporation, Microsoft Corporation, Mitsui & Co., Ltd., and

Matsushita Electric Industrial Co., Ltd. (as of June 30, 2004). For more information, visit J-COM's website at http://www.jcom.co.jp/corporate/english.html

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Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.